May 28, 2013 09:00 ET

Stellar Biotechnologies Presents at Annual 2013 National Science Foundation Conference

PORT HUENEME, CA--(Marketwired - May 28, 2013) - Stellar Biotechnologies, Inc. ("Stellar" or the "Company") (OTCQB: SBOTF) (TSX VENTURE: KLH) today announced the presentation of a poster at the Annual 2013 National Science Foundation (NSF) Conference in Baltimore, MD highlighting the Company's achievements in developing methods related to the sustainable cultivation of the ocean mollusk that is the sole source for Keyhole Limpet Hemocyanin (KLH).

KLH protein is only derived from the Giant Keyhole Limpet (Megathura crenulata), a scarce sea mollusk native to the Pacific Coast waters off California.

The poster titled "Megathura crenulata Post Larval Culture -- Bottleneck for a Valuable Medical Resources" was presented by Brandon Lincicum, Stellar's Executive Director of Aquaculture and Operations.

The presentation recapped innovations that have allowed Stellar to achieve, for the first time in the KLH industry, systems and processes that protect and sustain multiple generations of the Giant Keyhole Limpet in land-based aquaculture. These accomplishments are critical to supplying enough clinical-quality KLH to meet the future demands of pharmaceutical companies and researchers. Stellar's work was partially supported by NSF SBIR Phase I/II, Phase IIB and prestigious Technology Enhancement Commercial Partnership (TECP) funding.

"Stellar now has the world's only demonstrated aquaculture technology for sustainable growth and cultivation of Megathura crenulata and production of KLH," said Lincicum. "It was gratifying to present our industry-leading accomplishments at the prestigious NSF conference."

About the National Science Foundation

The NSF is an independent U.S. federal agency created in 1950 to promote the progress of science and advancement of national health, prosperity, and welfare. NSF is the funding source for approximately 20 percent of all federally supported basic research conducted in the United States. NSF fulfills its mission by issuing limited-term grants to fund specific research proposals judged to be the most promising under a rigorous and objective merit-review process.

About Stellar Biotechnologies, Inc.

Stellar Biotechnologies, Inc. (OTCQB: SBOTF) (TSX VENTURE: KLH) is the world leader in sustainable manufacture of Keyhole Limpet Hemocyanin (KLH). KLH is an important immune-stimulating protein used in wide-ranging therapeutic and diagnostic markets. Potent, yet proven safe in humans, KLH operates as both a vital component for active immune therapies (targeting cancer, autoimmune, and infectious diseases) as well as an antigen for measuring immune status. Stellar Biotechnologies was founded to address the growing demand for renewable, commercial-scale supplies of high-quality, GMP-grade KLH. Stellar has developed leading practices, facilities and proprietary capabilities to address this need. To receive regular updates, enter email at bottom of http://stellarbiotechnologies.com/investors/news_releases/

Visit www.StellarBiotech.com and the KLH knowledge base www.KLHSite.com.

Forward-Looking Statements There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers should not place undue reliance on such statements. Except in accordance with applicable securities laws, the Company expressly disclaims any obligation to update any forward-looking statements or forward-looking statements that are incorporated by reference herein. This news release does not constitute an offer to sell, or a solicitation of an offer to buy any of the Company's securities set out herein in the United States, or to, or for the benefit or account of, a U.S. Person or person in the United States. Neither TSX Venture Exchange nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of these releases.

Contact Information

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Contacts:

Brandon Lincicum

blincicum@stellarbiotech.com

Frank Oakes

Chairman

foakes@stellarbiotech.com

Main +1 (805) 488-2800

Investor Relations:

MZ Group

Mark A. McPartland

Senior Vice President

Phone: 1 212-301-7130

Email: markmcp@mzgroup.us

Web: www.mzgroup.us